SOLAR ENERTECH CORP.
1600 Adams Drive
Menlo Park, California 94025
Telephone (650) 688-5800
November 14, 2007
VIA EDGAR
Russell Mancuso, Branch Chief
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Solar Enertech Corp. (the “Registrant”) File No. 333-142310 (the “Registration Statement”)
Dear Mr. Mancuso:
     Pursuant to Rule 461 under the Securities Act of 1933, the Registrant hereby requests acceleration of effectiveness of its Registration Statement so that it will become effective at 4:30 p.m. on Wednesday, November 14, 2007 or as soon as practicable thereafter. Please note that this request for acceleration shall supersede our previous request dated November 8, 2007.
     The Registrant acknowledges that:
     1. Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
     2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
     3. The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments, please feel free to contact me at your earliest convenience.

Very truly yours,
/s/ Ming Wai Anthea Chung
Ming Wai Anthea Chung
Chief Financial Officer

cc:   Jody R. Samuels, Esq.